Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three And Twelve Months Ended December 31, 2018

HAMILTON, Bermuda, Feb. 6, 2019 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company" or "we") today announced results for the three and twelve months ended December 31, 2018.

Highlights and Recent Activity

  Reported a net loss from continuing operations (see Non-GAAP Measures section below) of $8.8 million for the three months ended December 31, 2018, or $0.26 net loss from continuing operations per basic and diluted share, as compared to a net loss from continuing operations of $3.8 million, or $0.12 net loss from continuing operations per basic and diluted share, for the three months ended December 31, 2017. Reported a GAAP net loss of $17.0 million for the three months ended December 31, 2018 or $0.51 loss per basic and diluted share, as compared to a net loss of $3.8 million, or $0.12 loss per basic and diluted share, for the three months ended December 31, 2017. GAAP net loss includes $8.2 million related to a write-off of deferred finance fees and a loss on the sale of a vessel. The Company reported adjusted EBITDA (see Non-GAAP Measures section below) of $7.8 million for the three months ended December 31, 2018, as compared to $11.0 million for the three months ended December 31, 2017.

  Reported a net loss from continuing operations (see Non-GAAP Measures section below) of $34.3 million for the twelve months ended December 31, 2018, or $1.04 net loss from continuing operations per basic and diluted share, as compared to a net loss from continuing operations of $12.0 million, or $0.36 net loss from continuing operations per basic and diluted share, for the twelve months ended December 31, 2017. Reported a GAAP net loss of $42.9 million for the twelve months ended December 31, 2018, or $1.31 loss per basic and diluted share, as compared to a net loss $12.5 million, or $0.37 loss per basic and diluted share, for the twelve months ended December 31, 2017. GAAP net loss includes $8.6 million related to write-off of deferred finance fees and loss on the sale of a vessel. The Company reported adjusted EBITDA (see Non-GAAP Measures section below) of $29.2 million for the twelve months ended December 31, 2018, as compared to $45.7 million for the twelve months ended December 31, 2017.

  Spot MR tankers earned an average rate of $12,475 per day for the three months ended December 31, 2018, and $11,564 per day for the twelve months ended December 31, 2018. Chemical tankers earned an average rate of $10,779 per day for the three months ended December 31, 2018, and $11,406 per day for the twelve months ended December 31, 2018.

  Completed financing transactions for seven vessels in the fourth quarter of 2018. The vessels included two 2015-built 37,000 Dwt Eco-design IMO 2 product and chemical tankers, and five 2014-built 50,000 Dwt Eco-design MR tankers, each of which were refinanced under finance lease arrangements. The net cash proceeds to the Company of these transactions, after prepayment of existing debt, were $32.7 million in the aggregate.

  Agreed to terms for the sale of two vessels. The Ardmore Seatrader, a 2002-built 47,000 Dwt Eco-mod MR tanker, was sold for $8.3 million and delivered to the buyer on January 9, 2019. The Ardmore Seamaster, a 2004-built 45,840 Dwt Eco-mod MR tanker, is to be sold for $9.7 million and is expected to deliver to the buyer in February 2019.

  The Company is maintaining its dividend policy of paying 60% of earnings from continuing operations. Consistent with this policy, the Company is not declaring a dividend for the fourth quarter of 2018.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"Ardmore successfully weathered very difficult market conditions in 2018 by maintaining its financial strength and keeping a clear focus on operational performance. We were pleased to see significant improvement in the market rate environment late in the year, with MR average TCE levels reaching a multi-year high of $17,500 / day in late December and with even better market conditions anticipated in 2019 as the impact of IMO 2020 begins to be felt.

The outlook for product demand is positive, supported by expected continued strong underlying oil consumption growth along with estimated global refinery capacity additions of 2.6 million barrels per day for 2019, the largest annual increase since the 1970s. In addition, a record-low orderbook combined with expected ongoing scrapping should result in MR net fleet growth of less than 1% per annum for the next few years, setting the stage for a sustained upturn.

Beyond these strong fundamentals, we expect a significant demand boost for product tankers commencing mid-2019 as the oil industry and shipping business respond to the IMO 2020 sulphur regulations. We expect this additional layer of product tanker demand, which some analysts expect to be 5% or more, to last up to two years until the market reaches a new equilibrium.

We remain intensely focused on operating performance, cost efficiency, and effective capital allocation. With a modern fleet, low-cost structure and strong balance sheet, we believe Ardmore is well positioned to take advantage of the anticipated charter market recovery and generate strong returns on investment for our shareholders."

Summary of Recent and Fourth Quarter 2018 Events

Fleet

Fleet Operations and Employment

As at December 31, 2018, the Company had 28 vessels in operation, including 22 Eco MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and seven Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt. On January 9, 2019, the Company completed the sale of the Ardmore Seatrader and on February 1, 2019 the Company agreed to terms for the sale of the Ardmore Seamaster.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the fourth quarter of 2018, the Company had 22 Eco MR tankers trading in the spot market. The Eco MR tankers earned an average of $12,475 per day in the fourth quarter of 2018. The Company's 15 Eco-Design MR tankers earned an average rate of $12,894 per day, and the Company's seven Eco-Mod MR tankers earned an average rate of $11,471 per day.

In the first quarter of 2019, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market. As of February 6, 2019, the Company has fixed approximately 45% of its total MR spot revenue days for the first quarter of 2019 at an average rate of approximately $15,500 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the fourth quarter of 2018, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the fourth quarter of 2018, the Company's six Eco-Design product / chemical vessels earned an average rate of $10,779 per day.

In the first quarter of 2019, the Company expects to have all of its revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of February 6, 2019, the Company has fixed approximately 45% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the first quarter of 2019 at an average rate of approximately $14,000 per day.

Financing

In the fourth quarter of 2018, Ardmore completed financing transactions for the seven vessels listed below under finance lease arrangements. The Company has options to repurchase the vessels at various stages prior to maturity and the other terms and conditions of the financings are generally in line with Ardmore's existing debt facilities:

  The Ardmore Dauntless and Ardmore Defender, two 2015-built 37,000 Dwt Eco-design IMO 2 product / chemical tankers, were refinanced in a sale and leaseback transaction with Ocean Yield ASA having a lease term of 12 years.
  The Ardmore Explorer and Ardmore Encounter, two 2014-built 50,000 Dwt Eco-design MR tankers, were refinanced in a sale and leaseback transaction with a top-tier Chinese financier having a lease term of seven years.
  The Ardmore Seavanguard and Ardmore Exporter, two 2014-built 50,000 Dwt Eco-design MR tankers, were refinanced in a sale and leaseback transaction with a different top-tier Chinese financier having a lease term of seven years.
  The Ardmore Engineer, a 2014-built 50,000 Dwt Eco-design MR tanker, was refinanced in a sale and leaseback transaction with a high-quality financier in Japan having a lease term of 11 years.

The total net cash proceeds to the Company of these sale and leaseback transactions, net of fees and prepayments of senior debt secured by the vessels, were $32.7 million in the aggregate. Deferred finance fees of $1.9 million associated with the debt prepaid were written off in the fourth quarter of 2018.

Vessel Sales

In November 2018, Ardmore agreed terms for the sale of the Ardmore Seatrader. The sale price for the vessel was $8.3 million and the vessel delivered to the buyer on January 9, 2019. Ardmore recognized a loss of $6.4 million on the sale in the fourth quarter of 2018.

In February 2019, Ardmore agreed to terms for the sale of the Ardmore Seamaster. The sale price for the vessel is $9.7 million and the vessel is expected to deliver to the buyer in February 2019, at which time the sale price would be paid. Ardmore expects to recognize a loss of $6.5 million on the sale in the first quarter of 2019.

Drydocking

The Company had 31 drydock days in the fourth quarter of 2018. Ardmore expects it will have 75 scheduled drydock days in the first quarter of 2019.

Dividend

Based on the Company's policy of paying dividends equal to 60% of earnings from continuing operations, the Company's Board of Directors has not declared a dividend for the quarter ended December 31, 2018, in which the Company reported a loss from continuing operations. Earnings from continuing operations is defined as earnings per share ("EPS") reported under U.S. GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items.

Results for the Three Months Ended December 31, 2018 and 2017

The Company reported a net loss of $17.0 million for the three months ended December 31, 2018, or $0.51 loss per basic and diluted share, as compared to a net loss of $3.8 million, or $0.12 loss per basic and diluted share, for the three months ended December 31, 2017, reflecting a loss on sale of the Ardmore Seatrader, the write-off of deferred finance fees in relation to the sale and leaseback transactions and a loss from continuing operations. The Company reported EBITDA (see Non-GAAP Measures section below) of $1.4 million for the three months ended December 31, 2018, as compared to $11.0 million for the three months ended December 31, 2017.

The Company reported a net loss from continuing operations (see Non – GAAP Measures section below) of $8.8 million for the three months ended December 31, 2018, or $0.26 net loss from continuing operations per basic and diluted share, as compared to a net loss from continuing operations of $3.8 million, or $0.12 net loss from continuing operations per basic and diluted share, for the three months ended December 31, 2017. The Company reported adjusted EBITDA (see Non-GAAP Measures section below) of $7.8 million for the three months ended December 31, 2018, as compared to $11.0 million for the three months ended December 31, 2017.

Results for the Twelve Months Ended December 31, 2018 and 2017

The Company reported a net loss of $42.9 million for the twelve months ended December 31, 2018, or $1.31 loss per basic and diluted share, as compared to a net loss of $12.5 million, or $0.37 loss per basic and diluted share, for the twelve months ended December 31, 2017, reflecting a loss on sale of the Ardmore Seatrader, the write-off of deferred finance fees in relation to the sale and leaseback transactions and a loss from continuing operations. The Company reported EBITDA (see Non-GAAP Measures section below) of $22.8 million for the twelve months ended December 31, 2018, as compared to $45.7 million for the twelve months ended December 31, 2017.

The Company reported a net loss from continuing operations (see Non-GAAP Measures section below) of $34.3 million for the twelve months ended December 31, 2018, or $1.04 loss per basic and diluted share, as compared to a net loss from continuing operations of $12.0 million, or $0.36 loss per basic and diluted share, for the twelve months ended December 31, 2017. The Company reported adjusted EBITDA (see Non-GAAP Measures section below) of $29.2 million for the twelve months ended December 31, 2018, as compared to $45.7 million for the twelve months ended December 31, 2017.

Management's Discussion and Analysis of Financial Results for the Three Months Ended December 31, 2018 and 2017

Revenue. Revenue for the three months ended December 31, 2018 was $58.4 million, an increase of $10.6 million from $47.8 million for the three months ended December 31, 2017.

The Company's average number of owned vessels increased to 28 for the three months ended December 31, 2018 from 27 for the three months ended December 31, 2017, resulting in revenue days of 2,533 for the three months ended December 31, 2018 as compared to 2,438 for the three months ended December 31, 2017.

The Company had 28 and 19 vessels employed directly in the spot market as at December 31, 2018 and December 31, 2017, respectively. For spot chartering arrangements, the Company had 2,533 revenue days for the three months ended December 31, 2018, as compared to 1,704 for the three months ended December 31, 2017. This increase in spot chartering revenue days resulted in an increase in revenue of $18.7 million, while changes in the employment of vessels between pool and spot resulted in an increase in revenue of $1.3 million.

The Company had zero and eight vessels employed under third-party pool arrangements as at December 31, 2018 and December 31, 2017, respectively. Revenue days derived from pool arrangements were zero for the three months ended December 31, 2018, as compared to 734 for the three months ended December 31, 2017. Removing all vessels from third-party pool arrangements during 2018 resulted in a decrease in pool revenue of $9.4 million for the three months ended December 31, 2018.

For vessels employed directly in the spot market, the Company typically pays all voyage expenses, and revenue is recognized on a gross freight basis, while under pool arrangements, the charterer typically pays voyage expenses, and revenue is recognized on a net basis.

Commissions and Voyage-Related Costs. Commissions and voyage-related costs were $30.1 million for the three months ended December 31, 2018, an increase of $12.6 million from $17.5 million for the three months ended December 31, 2017. Commissions and voyage-related costs increased due to the increased number of revenue days derived from spot charter arrangements for the three months ended December 31, 2018. This increase in revenue days is a result of removing all vessels from third party pool arrangements during 2018.

Total revenue days increased to 2,533 for the three months ended December 31, 2018, as compared to 2,438 for the three months ended December 31, 2017. For spot chartering arrangements, we had 2,533 revenue days for the three months ended December 31, 2018, as compared to 1,704 for the three months ended December 31, 2017.

TCE Rate. The average TCE rate for our fleet was $12,089 per day for the three months ended December 31, 2018, a decrease of $494 per day from $12,583 per day for the three months ended December 31, 2017. The decrease in average TCE rate was primarily the result of lower spot rates for the three months ended December 31, 2018.

Vessel Operating Expenses. Vessel operating expenses were $17.4 million for the three months ended December 31, 2018, an increase of $1.3 million from $16.1 million for the three months ended December 31, 2017. This increase is due to an increase in the average number of vessels in operation for the three months ended December 31, 2018. Vessel operating expenses by their nature are prone to fluctuations between periods. Average fleet operating costs per day, including technical management fees, were $6,544 for the three months ended December 31, 2018 as compared to $6,269 for the three months ended December 31, 2017.

Depreciation. Depreciation expense for the three months ended December 31, 2018 was $8.8 million, an increase of $0.2 million from $8.6 million for the three months ended December 31, 2017. This increase is primarily due to an increase in the average number of owned vessels to 28.0 for the three months ended December 31, 2018, from 27.0 for the three months ended December 31, 2017.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended December 31, 2018 was $1.0 million, consistent with $1.0 million for the three months ended December 31, 2017. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended December 31, 2018 were consistent at $2.5 million for the three months ended December 31, 2018 and 2017.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to the Company's chartering and commercial operations departments in connection with the Company's spot trading activities. Commercial and chartering expenses for the three months ended December 31, 2018 were consistent at $0.6 million for the three months ended December 31, 2018 and 2017.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended December 31, 2018 were $8.7 million, as compared to $5.4 million for the three months ended December 31, 2017. Cash interest expense increased by $1.6 million to $6.3 million for the three months ended December 31, 2018, from $4.7 million for the three months ended December 31, 2017. These increases in interest expense and finance costs are attributable to an increased average LIBOR during the three months ended December 31, 2018, compared to the three months ended December 31, 2017 as well as a change in our debt structure due to new finance leases entered into as part of vessel financing transactions during 2018. Amortization of deferred finance fees for the three months ended December 31, 2018 was $2.4 million, an increase of $1.7 million from $0.7 million for the three months ended December 31, 2017. Included in the $2.4 million is $1.9 million write-off of deferred finance fees in relation to the sale and leaseback transactions.

Liquidity

As of December 31, 2018, the Company had $56.9 million (December 31, 2017: $39.5 million) available in cash and cash equivalents. The following debt and lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Dec 31, 2018	Dec 31, 2017
Debt	$ 228,354,248	$ 404,423,570
Finance leases	241,476,098	42,494,019
Operating leases (1)	1,968,654	-
Total	$ 471,799,000	$446,917,589

(1)

Due to the implementation of ASC 842, Leases, on January 1, 2018, operating leases have been recognized as a right of use asset and corresponding liability in respect of all material lease contracts. Prior periods have not been restated.

Conference Call

The Company plans to have a conference call on February 6, 2019 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended December 31, 2018. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through February 13, 2019 at 877-344-7529 or 412-317-0088. Enter the passcode 10128501 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product ("CPP") and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

As at
ASSETS	Dec 31, 2018	Dec 31, 2017
Current assets
Vessel held for sale	8,083,405	-
Cash and cash equivalents	56,903,038	39,457,407
Receivables, trade	27,460,132	27,264,803
Working capital advances	-	3,100,000
Prepayments	1,291,399	1,412,875
Advances and deposits	2,132,804	3,015,807
Other receivables	786,084	-
Inventories	12,812,039	9,632,246
Total current assets	109,468,901	83,883,138

Non-current assets
Vessels and vessel equipment, net	721,492,473	751,816,840
Ballast water treatment systems, net	528,774	-
Deferred drydock expenditure, net	7,127,364	4,118,168
Deposit for vessel acquisition	-	1,635,000
Leasehold improvements, net	423,620	446,532
Other non-current assets, net	3,549,511	3,640,311
Operating lease, right of use asset	2,169,158	-
Total non-current assets	735,290,900	761,656,851

TOTAL ASSETS	844,759,801	845,539,989

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	24,608,108	16,104,399
Other payables	35,900	6,265
Accrued interest on loans and finance leases	1,732,859	1,537,976
Current portion of long-term debt	22,834,543	37,071,548
Current portion of finance lease obligations (1)	25,849,200	3,537,466
Current portion of operating lease obligations	477,147	-
Total current liabilities	75,537,757	58,257,654

Non-current liabilities
Non-current portion of long-term debt	205,519,705	367,352,022
Non-current portion of finance lease obligations	215,626,898	38,956,553
Non-current portion of operating lease obligations	1,491,507	-
Total non-current liabilities	422,638,110	406,308,575

Equity
Share capital	350,192	340,613
Additional paid in capital	414,508,403	405,549,985
Treasury stock	(15,348,909)	(15,348,909)
Accumulated deficit	(52,925,752)	(9,567,929)
Total equity	346,583,934	380,973,760

TOTAL LIABILITIES AND EQUITY	844,759,801	845,539,989

(1) Includes $8.3 million related to vessel held for sale, which amount was repaid on January 2, 2019.

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Twelve months ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2018	Dec 31, 2017
REVENUE
Revenue	58,421,019	47,766,635	210,179,181	195,935,392

OPERATING EXPENSES
Commissions and voyage related costs	30,093,524	17,537,975	98,142,454	72,737,902
Vessel operating expenses	17,350,485	16,104,102	67,017,632	62,890,401
Depreciation	8,794,828	8,645,709	35,137,880	34,271,091
Amortization of deferred drydock expenditure	1,042,200	952,818	3,637,276	2,924,031
General and administrative expenses
Corporate	2,527,729	2,494,822	12,626,373	11,979,017
Commercial and chartering	639,524	607,414	3,233,888	2,619,748
Total operating expenses	60,448,290	46,342,840	219,795,503	187,422,190

(Loss) / profit from operations	(2,027,271)	1,423,795	(9,616,322)	8,513,202

Interest expense and finance costs	(8,745,760)	(5,350,638)	(27,405,608)	(21,380,165)
Interest income	194,916	109,179	606,665	436,195
Loss on vessel held for sale	(6,360,813)	-	(6,360,813)	-

Loss before taxes	(16,938,928)	(3,817,664)	(42,776,078)	(12,430,768)

Income tax	(25,000)	(11,728)	(162,923)	(59,567)

Net loss	(16,963,928)	(3,829,392)	(42,939,001)	(12,490,335)

Net loss per share, basic and diluted	(0.51)	(0.12)	(1.31)	(0.37)

RESULTS FROM CONTINUING OPERATIONS (1)

Net loss from continuing operations	(8,750,557)	(3,829,392)	(34,310,733)	(11,966,212)

Net loss per share from continuing operations	(0.26)	(0.12)	(1.04)	(0.36)

Weighted average number of shares outstanding, basic and diluted	33,097,831	33,045,043	32,837,866	33,441,879

(1)	Net loss from continuing operations is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section below.

Ardmore Shipping Corporation Unaudited Condensed Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Twelve months ended
	Dec 31, 2018	Dec 31, 2017
OPERATING ACTIVITIES
Net loss	(42,939,001)	(12,490,335)
Non-cash items:
Depreciation	35,137,880	34,271,091
Amortization of deferred drydock expenditure	3,637,276	2,924,031
Share based compensation	1,636,547	457,046
Loss on vessel held for sale	6,360,813	-
Amortization of deferred finance fees	4,668,077	3,060,525
Foreign exchange on operating leases	(200,504)	-
Adoption of accounting standard (1)	(418,822)	-
Changes in operating assets and liabilities:
Receivables, trade	(195,329)	(4,116,021)
Working capital advances	3,100,000	200,000
Prepayments	121,476	(609,872)
Advances and deposits	882,968	120,555
Other receivables	(786,084)	82,636
Inventories	(3,179,793)	(2,292,994)
Payables, trade	8,507,701	1,656,356
Accruals for capital items	(532,261)	-
Charter revenue received in advance	-	(507,780)
Other payables	29,635	911
Accrued interest on loans and finance leases	194,883	(530,015)
Deferred drydock expenditure	(6,599,085)	(3,809,906)
Net cash provided by operating activities	9,426,377	18,416,228

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(16,824,102)	(372,504)
Payments for acquisition of ballast water treatment systems	(528,774)	-
Transfer to segregated account in respect of agreement to buy new vessels	-	(1,635,000)
Payments for leasehold improvements	(52,384)	(12,279)
Payments for other non-current assets	(151,619)	(262,468)
Net cash used in investing activities	(17,556,879)	(2,282,251)

FINANCING ACTIVITIES
Proceeds from long-term debt	3,902,122	11,092,157
Repayments of long-term debt	(184,306,269)	(62,691,746)
Proceeds from finance leases	209,725,500	33,120,000
Repayments of finance leases	(7,336,520)	(2,060,264)
Payments for deferred finance fees	(3,740,150)	(826,840)
Repurchase of common stock	-	(11,262,750)
Net proceeds from equity offerings	7,331,450	-
Net cash provided by / (used in) financing activities	25,576,133	(32,629,443)

Net increase / (decrease) in cash and cash equivalents	17,445,631	(16,495,466)

Cash and cash equivalents at the beginning of the year	39,457,407	55,952,873

Cash and cash equivalents at the end of the year	56,903,038	39,457,407

(1)  This adjustment is a result of the adoption of the new accounting standard ASC 842, Leases and relates to the timing of recognition of revenue. The net adjustment to the Company's revenue in 2018 attributable to the adoption of the new accounting standard from January 1, 2018 is $35,759, comprised of ($418,822) in 2017 and $454,581 in 2018.

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Twelve months ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2018	Dec 31, 2017

ADJUSTED EBITDA (1)	7,809,757	11,022,322	29,158,834	45,708,324

AVERAGE DAILY DATA

MR Tankers Spot & Pool TCE per day (2)	12,475	12,131	11,564	12,975

Fleet TCE per day (2)	12,089	12,583	11,529	12,709

Fleet operating costs per day (3)	6,147	5,888	6,042	5,914
Technical management fees per day (4)	397	381	414	384
	6,544	6,269	6,456	6,298
MR Tankers Eco-Design
TCE per day (2)	12,894	12,042	11,406	12,902
Vessel operating costs per day (5)	6,329	6,170	6,469	6,185

MR Tankers Eco-Mod
TCE per day (2)	11,471	13,163	11,916	12,975
Vessel operating costs per day (5)	6,932	6,641	6,519	6,597

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	10,779	13,369	11,406	11,949
Vessel operating costs per day (5)	6,603	6,141	6,352	6,282

FLEET
Upgrades and enhancements expensed	376,242	495,388	1,097,027	784,697

Average number of owned operating vessels	28	27	28	27

(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate, represents net revenues divided by revenue days. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs, idle days or repositioning associated with vessels held for sale. For vessels employed on voyage charters, TCE is the net rate after deducting voyage expenses incurred, divided by revenue days, including among other expenses, all commissions and pool administration fees. MR Tankers Spot & Pool TCE is reported on a discharge to discharge basis.

(3)

Fleet operating costs per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to the upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation Fleet List as at February 6, 2019

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seamaster(1)	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	27	1,202,878

(1) The Company has agreed to terms for the sale of the Ardmore Seamaster. The vessel is expected to be delivered to the buyer in February 2019.

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA and net loss from continuing operations, which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance. Net loss from continuing operations excludes certain items from GAAP net loss because they are considered to be unusual items.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and adjusted EBITDA increase the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, adjusted EBITDA and net loss from continuing operations, as financial and operating measures, assist investors in selecting between investing in the Company and other investment alternatives and monitoring the Company's ongoing financial and operational strength and health in assessing whether to continue to hold the Company's common stock.

These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net loss to EBITDA and adjusted EBITDA
	Three months ended		Twelve months ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2018	Dec 31, 2017

Net loss	(16,963,928)	(3,829,392)	(42,939,001)	(12,490,335)
Interest income	(194,916)	(109,179)	(606,665)	(436,195)
Interest expense and finance costs	8,745,760	5,350,638	27,405,608	21,380,165
Income tax	25,000	11,728	162,923	59,567
Depreciation	8,794,828	8,645,709	35,137,880	34,271,091
Amortization of deferred drydock expenditure	1,042,200	952,818	3,637,276	2,924,031
EBITDA	1,448,944	11,022,322	22,798,021	45,708,324
Loss on vessel held for sale	6,360,813	-	6,360,813	-
ADJUSTED EBITDA	7,809,757	11,022,322	29,158,834	45,708,324

Reconciliation of net loss to net loss from continuing operations
	Three months ended		Twelve months ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2018	Dec 31, 2017

Net loss	(16,963,928)	(3,829,392)	(42,939,001)	(12,490,335)
Write-off of deferred finance fees	1,852,558	-	2,267,455	524,123
Loss on vessel held for sale	6,360,813	-	6,360,813	-
Net loss from continuing operations	(8,750,557)	(3,829,392)	(34,310,733)	(11,966,212)

Net loss from continuing operations per share	(0.26)	(0.12)	(1.04)	(0.36)
Weighted average number of shares	33,097,831	33,045,043	32,837,866	33,441,879

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, statements addressing: the Company's expected number of revenue days for its tankers in the spot market in the first quarter of 2019; anticipated future market conditions and fundamentals and future tanker rates and demand growth, including as a result of IMO 2020; expected global refinery capacity additions, and expected level of MR net fleet growth; and the timing of the sale of the Ardmore Seamaster and the size and timing of the related loss from the sale. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the Company may not be able to charter vessels for all remaining revenue days during the first quarter of 2019 in the spot market or may choose to charter vessels on other employment; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com